Exhibit (A)(5)(B)

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

Website: www.sinobiopharm.com

(Stock code: 1177)

VOLUNTARY ANNOUNCEMENT

ACQUISITION OF F-STAR THERAPEUTICS, INC.

This announcement is made by Sino Biopharmaceutical Limited (the “Company”) on a voluntary basis.

The board (the “Board”) of directors (the “Directors”) of the Company is pleased to announce that on June 22, 2022, the Company, invoX Pharma Limited (“invoX”), a wholly-owned subsidiary of the Company, and Fennec Acquisition Incorporated (“Fennec”), a wholly-owned subsidiary of invoX, entered into an agreement and plan of merger (the “Merger Agreement”) with F-star Therapeutics, Inc. (“F-star”), to acquire all outstanding shares of F-star common stock for aggregate consideration of approximately US$161 million, or US$7.12 per share, in cash (the “Acquisition”). Pursuant to the Merger Agreement, unanimously approved by F-star’s board of directors, Fennec will commence a tender offer (the “Tender Offer”) within the next ten (10) business days to acquire all of the issued and outstanding shares of F-star common stock at an all-cash price of US$7.12 per share. The closing of the Tender Offer will be subject to certain conditions, including the tender by F-star’s stockholders of at least a majority of the outstanding shares of F-star common stock, required regulatory approvals, including the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions. Upon the successful completion of the Tender Offer, invoX will acquire all shares of F-star common stock not acquired in the Tender Offer through a second-step merger under Delaware law at the tender offer price, and Fennec will be merged with and into F-star as the surviving corporation.

INFORMATION ABOUT F-STAR

F-star, the shares of which are listed on NASDAQ (stock code: FSTX), is a clinical stage biopharmaceutical company dedicated to developing next-generation immunotherapies to transform the lives of cancer patients. F-star is pioneering the use of tetravalent (2+2) bispecific antibodies with internal discovery capabilities to create a paradigm shift in cancer therapy.

F-star’s lead asset, FS118, is a dual checkpoint inhibitor targeting PD-L1 and LAG-3, currently undergoing Phase 2 trials in head and neck cancer patients with acquired resistance to a checkpoint inhibitor, and in checkpoint inhibitor-naïve patients with non-small cell lung cancer (NSCLC) and diffuse large B-cell lymphoma (DLBCL). F-star’s clinical-stage bispecifics pipeline also includes FS222, a dual CD137 (4-1BB) stimulator and PD-L1 inhibitor; and FS120, a dual stimulator of OX40 and CD137 (4-1BB). F-star’s platform has been validated through third party partnerships and the company has attracted collaborations with four major multinational biopharma companies, targeting significant unmet needs in a range of therapeutic areas including oncology, immunology and neurology.

As at the date of this announcement, to the best knowledge, information and belief of the Board after making all reasonable enquiries, F-star and its single largest shareholder are third parties independent of the Company and its connected persons.

REASONS AND BENEFITS OF THE ACQUISITION

The Board considers that the Acquisition is in the interests of the Company and its shareholders for the following strategic significance:

Reinforcement of the Company’s immuno-oncology business and biologics platform

The Acquisition strengthens the Company’s global immuno-oncology pipeline with three clinical stage bispecific antibodies, complementing the Company’s core checkpoint inhibitor portfolio and other pipeline assets. The Acquisition will further strengthen the Company’s global clinical and regulatory capabilities allowing for accelerated development of its oncology pipeline across the globe. In addition, F-star will form a key part of the Company’s strategy to accelerate the development of new innovative medicines to transform the lives of patients worldwide.

Next generation scientific platform supported by a strong team

The Acquisition provides access to F-star’s proprietary next-generation bispecific antibody platform, which is expected to become the future backbone of immune therapy for cancer. The platform is supported by a highly experienced and scientific team of 91 full-time employees with deep expertise in antibody engineering, immunology, drug discovery, clinical development and regulatory affairs, mainly based in Cambridge in the United Kingdom, a key innovation hub for the global immuno-oncology scientific community.

LISTING RULES IMPLICATIONS

As all the applicable percentage ratios (as defined under Rule 14.07 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) of the Acquisition are lower than 5%, the Acquisition does not constitute a notifiable transaction under Chapter 14 of the Listing Rules.

By Order of the Board Sino Biopharmaceutical Limited Tse, Theresa Y Y Chairwoman

Hong Kong, June 23, 2022

As at the date of this announcement, the Board of the Company comprises nine executive Directors, namely Ms. Tse, Theresa Y Y, Mr. Tse Ping, Ms. Cheng Cheung Ling, Mr. Tse, Eric S Y, Mr. Tse Hsin, Mr. Li Yi, Mr. Wang Shanchun, Mr. Tian Zhoushan and Ms. Li Mingqin and five independent non- executive Directors, namely Mr. Lu Zhengfei, Mr. Li Dakui, Ms. Lu Hong, Mr. Zhang Lu Fu and Dr. Li Kwok Tung Donald.